April 2, 2024

VIA EDGAR TRANSMISSION

Mr. John Coleman

Mr. Craig Arakawa

Ms. Melissa Gilmore

Mr. Kevin Woody

Division of Corporation Finance

Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	National Steel Company (Companhia Siderúrgica Nacional – CSN) Form 20-F for the fiscal year ended December 31, 2022

File No. 001-14732

Response to Staff Comment Letter Dated March 19, 2024.

Dear Mr. Coleman, Mr. Arakawa, Ms. Gilmore and Mr. Woody:

In response to the comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission received by National Steel Company (Companhia Siderúrgica Nacional – CSN) (the “Company”) on March 19, 2024, the Company hereby confirms that, as per the Staff’s request, and as mentioned in its prior letter dated March 6, 2024, it will file an amendment to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, filed on April 27, 2023 (the “2022 Form 20-F”), which amendment will include revisions that address all the Staff’s comments, as well as a revised technical report summary for Casa de Pedra. The Company will file the amendment to the 2022 Form 20-F before filing the annual report on Form 20-F for the fiscal year ended December 31, 2023.

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Companhia Siderúrgica Nacional
Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Tobias Stirnberg, CSN’s counsel, at +55 (11) 3927-7702.

Sincerely,

/s/ Marcelo Cunha Ribeiro

___________________________________
Companhia Siderúrgica Nacional
By: Marcelo Cunha Ribeiro

Title: Chief Financial and Investor Relations Officer

cc: Tobias Stirnberg

Milbank LLP